UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  November 6, 2007

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes   ☐                             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes   ☐                             No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Acquisition of Bulk Carrier Vessel

Britannia Bulk Plc (the “Company”) entered into a memorandum of agreement, dated October 24, 2007, for the acquisition of an ice-class bulk carrier vessel called “Holmön”.  Pursuant to the terms of the memorandum of agreement, the Company will acquire a 1978 built approximately 10,800 DWT bulk carrier vessel for approximately $5.7 million.  The Company expects to take delivery of the vessel January 2008.  The “Holmön” is a specialist self-loading/self-unloading vessel.  Converted in 1991, she is equipped to discharge cargo continuously either on shore or to another vessel, at a capacity of 500-1000 tonnes per hour, depending on the commodity being transported.  The “Holmön” is equipped with a 35 metric ton crane and a 16 cubic metre grab which can be used for loading and unloading in port or offshore.

The Company intends to finance this acquisition using proceeds from its November 2006 offering of senior secured notes.  This acquisition is subject to the satisfaction of customary closing conditions and there can be no assurance that the acquisition will be consummated.

Following the completion of the acquisition and delivery of the Holmön, and the acquisition and delivery of previously announced two Handysize vessels pursuant to a memorandum of agreement dated August 3, 2007 (Ice Trader II and Ice Power II), Britannia’s owned fleet will consist of thirteen drybulk carriers, five barges and four tugs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: November 6, 2007	Chief Financial Officer